BASS, BERRY & SIMS PLC
Attorneys at Law

A PROFESSIONAL LIMITED LIABILITY COMPANY
315 Deaderick Street, Suite 2700
Nashville, Tennessee 37238
(615) 742-6200
September 12, 2006
VIA EDGAR AND FEDERAL EXPRESS
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 6010

Re:	IASIS Healthcare LLC
Form 10-K for Fiscal Year Ended September 30, 2005
Filed December 23, 2005
Form 10-Q for the Quarter Ended December 31, 2005
File No. 333-117362
Dear Mr. Rosenberg:
     On behalf of our client, IASIS Healthcare LLC, a Delaware limited liability company (the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) communicated by the Staff to the Company verbally on August 30, 2006 (the “Comments”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2005, I submit this letter containing the Company’s responses to the Comments. The Company’s responses to the Comments in this letter follow the text of the Comments, which for your convenience we have incorporated into this letter in italics.
1.	Referred to your response to our comment 2. Please confirm that you will clarify in your proposed disclosure that you are not able to determine the change in estimate related to contractual adjustments and explain how you are able to reasonably estimate the deductions from gross revenues identified as critical accounting estimates even though you are not able to determine the change in estimate related to contractual adjustments as provided in your response.
     The Company will provide disclosure in its Annual Report on Form 10-K for the year ended September 30, 2006 and in subsequent filings, as applicable, that describes how we are able to reasonably estimate the deductions from gross revenue and how we obtain reasonable

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Mr. Jim B. Rosenberg
September 12, 2006

assurance that change in estimates related to contractual adjustments are immaterial to the Company’s financial position, results of operations and cash flows.
2.	Refer to your response to our comment 3. We do not see the proposed disclosure provided in your Form 10-Q for the quarter ended June 30, 2006 as indicated in your response. Please confirm to us which filing you will provide the proposed disclosure.
     The Company will provide the requested disclosure in its Annual Report on Form 10-K for the year ended September 30, 2006 and in subsequent filings, as applicable.
* * * *
     Please advise us if we can provide further information or assistance to facilitate your review. Please direct any further comments or questions to me via telephone at (615) 742-7852 or facsimile at (615) 742-2718.

Respectfully submitted,
/s/ Angela Humphreys

cc:	Ms. Sasha S. Parikh (SEC, Division of Corporation Finance)
Ms. Mary Mast (SEC, Division of Corporation Finance)
Mr. W. Carl Whitmer (IASIS Healthcare LLC)
Frank A. Coyle, Esq. (IASIS Healthcare LLC)
Mr. John M. Doyle (IASIS Healthcare LLC)
Mr. Eric S. Descher (IASIS Healthcare LLC)
Leigh Walton, Esq. (Bass, Berry & Sims PLC)
Kevin A. Ball, Esq. (Bass, Berry & Sims PLC)